Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159) Towers,

Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690) Jupiter

Saturn Holding Company (Commission File No. 333-161705)

New Thinking for a New World

Watson Wyatt Worldwide, Inc. | 2009 Annual Report

Insight for a New World

10
The Upside of Risk
13
The New Multinational
15
The Right Help Wanted
14
Assume Nothing
9
Rethinking Retirement
11
How Much Is Too Much?
12
Looking at the Big Picture

•                  Watson Wyatt achieved its second-best results in history in fiscal 2009, despite the toughest economic headwinds in a generation.

•                  But the world has changed. And we’re responding with new ways of looking at things.

•                  And with a strategic move that reshapes the landscape.

Transformation for a New World

Dear Fellow Stakeholder,

This past year brought severe economic jolts–greater disruptions than any of us have experienced in our lifetimes. The downturn affected virtually every company in every economy, and it certainly affected Watson Wyatt.

JOHN J. HALEY

President, Chief Executive Officer and Chairman of the Board

Back in July 2008, when we began our fiscal 2009, no one could have predicted what was about to unfold.

But we ended the fiscal year by posting our second-best results ever – just slightly below our record fiscal 2008. Given the economic times, this was a significant achievement.

Let me put our numbers in perspective. Our revenues in fiscal 2009 were $1.68 billion, compared with $1.76 billion for fiscal 2008. Although this is a reduction in dollar terms, much of our revenue is derived in other currencies and has been affected by the strength of the dollar.

Removing the impact of the change in exchange rates, our revenues actually increased by 3 percent. In terms of profits, we earned $3.42 per share this year, only slightly below the record $3.50 per share we earned in fiscal 2008.

More than anything, these results reflect our continued focus on our clients. In a turbulent period, our clients turned to us for help in getting through the downturn. They needed new thinking for a new world and advice they could trust.

And our people delivered. As a result, our client relationships have grown even stronger. In fact, as I write this, we are preparing to host the largest-ever gathering in the 12-year history of our Client Conference. I think this speaks to the power of getting together with friends and colleagues and sharing ideas, especially in difficult times. It’s also a testament to the community we’ve built together through the years.

Of course, our future holds the promise of our planned merger with Towers Perrin. This move will broaden our global reach and enable us to offer an enhanced range of services. It will change the landscape of our industry and allow us to serve our clients around the world with an even deeper pool of talent.

Our clients face far more complexity and risk today than ever before, and their margins for error have shrunk dramatically. That’s the new normal for business. In this new world, organizations need to see all sides of a business issue. For example, in the executive pay area, this means more careful balancing of rewards and risks. It’s similar for insurance companies and pension schemes. We need to help our clients better define their tolerance for risk and then ensure they’re getting a good return for the risks they take.

In this new world, our clients will need advisors with a unique combination of skills and expertise. In areas such as risk and financial services, benefits, investment and human capital consulting, we’ll have formidable depth. We are well positioned for the future.

Now, some details about our consulting segment results.

Fiscal Year 2009 Results

Revenue in our Benefits Group declined 3 percent (but increased 4 percent constant currency). Our large, solid base of recurring retirement services – which clients need in all economic climates – kept declines to a minimum. The economic turmoil raised complex financial, risk and demographic issues for pension plan sponsors, who came to us for advice on funding goals and plan design. In Europe, European Pensions Magazine recognized our service to pension funds by naming Watson Wyatt the Consultancy of the Year, for the second year in a row. And in the United States, our core retirement services continued to do well, as employers wrestled with decisions critical to the viability of the country’s voluntary retirement system. This work in the larger markets helped offset modest declines in smaller ones and softness in our health care consulting business.

Investment Consulting Group revenue decreased 5 percent (but increased 10 percent in constant currency). Overall, we’re pleased with how the group managed through a very difficult environment. At first, illiquidity in some markets prevented us from executing certain client projects. As the year progressed and the economy worsened, we advised clients to defer making some investment changes. This advice was right for our clients’ long-term success but had a negative impact on our revenues. Later in the year, demand for strategy projects increased, and we have helped clients examine their risk tolerance and manage their risk through portfolio diversification and other means.

Revenue in our Human Capital Group decreased 12 percent (8 percent constant currency). The group got a good start to the year, due to exceptionally strong demand for advice on executive compensation.

Revenue

in billions

Diluted EPS

From Continuing Operations

in dollars

Net Income

From Continuing Operations

in millions

Europe is excluded from 2005.

As the economy turned, however, we saw the demand weaken, and other discretionary work dropped off through the third quarter. But by year’s end, we saw an increase in proposal activity as the business landscape continued to shift. With smaller workforces now, many companies need to focus on aligning their structure, strategy, systems and culture for the best results.

Our Technology and Administration Solutions Group revenue grew 3 percent (11 percent on a constant currency basis). Much of the increase was due to clients we won in the United Kingdom the previous year that began generating revenue in fiscal 2009. In the United States, some clients deferred projects due to the economic downturn, but at the same time some existing clients brought us additional work. Globally, this group has excellent client retention, creating a stable platform of revenues. And our administration solutions remain very compelling. They’re helping clients control costs and increase productivity – both of which have become more crucial to companies’ survival over the past year.

Insurance and Financial Services Group revenue decreased 1 percent (but increased 13 percent constant currency). Clients in this segment have been hit hard by the economic crisis. Some sought our help on M&A projects. And other consulting opportunities arose due to the turmoil, particularly around the management and reporting of solvency. But some clients found it necessary to defer discretionary projects or take them in-house. The overall level of revenue growth reflected our flexibility in meeting changing client needs.

Two Critical Issues

As employers continue to make adjustments, there’s sure to be a lot of attention given to two important topics that affected our clients during the past year: executive pay and the adequacy of retirement programs in light of the economic meltdown.

Executive pay has been in the news for two reasons. One is the role some feel it played in exacerbating the economic crisis. We agree that executive pay programs need to adequately factor risk taking into the equation. But they also must deliver appropriate pay for performance.

To that end, we developed the PayRiskScore, a research-based tool companies can use to identify the pay components most likely to correlate with risk-taking behavior. Our findings questioned the conventional wisdom and will help our clients find the right balance.

The other part of the debate centered on what some critics say is a perceived conflict of interest in executive pay consulting engagements. The argument is that multiservice consulting firms have conflict built in, and that they might recommend higher pay than they should to secure additional engagements.

There are two things wrong with this argument. First, three separate academic studies have found pay levels are the same or even lower at companies using multiservice firms for executive compensation consulting than at those using single-line firms. Second, we think the concerns about multiservice firms are ill-founded. Multiservice consulting firms make recommendations based on research and data, and are unlikely to risk their reputations by recommending pay levels out of line with the market.

Also, a multiservice firm that provides a particular client with executive pay consulting and other services might have revenue from that client that is less than 1 percent of the firm’s total revenue. At a boutique firm, however, executive pay consulting could represent 5 percent or more of the firm’s total revenue. We think the multiservice-line argument is a red herring. If the controversy about conflicts continues, we would like to see the government restrict the overall size of the relationship – for example, prohibiting any one relationship from representing more than 2 percent of the firm’s revenue – rather than focusing on the mere fact that multiple service lines are involved.

The economic crisis has also brought needed attention to the adequacy of retirement programs. It exposed latent employer risks with defined contribution plans – in which the amount of the employer’s annual contribution is specified – and made it clear that DC-only approaches aren’t a perfect answer. For example, such plans make it harder for companies to predict who will retire and when. Also, employees who rely mostly on DC plans are more likely to worry about their financial security – and this creates an additional drain on morale and productivity.

There’s no doubt defined benefit pensions aren’t as prevalent as they once were – in some markets more than others. But we believe they offer several distinct positives. They provide employees a guaranteed stream of retirement income, which reduces risk and uncertainty. They also can deliver benefits more cost-effectively than DC plans, and they can give employers more influence over who retires and when. On the negative side, they can generate unfortunate levels of volatility. Investment strategies such as liability-driven investment – many of which Watson Wyatt pioneered – can reduce the asset/liability mismatch considerably. But we believe regulators, especially in the United States, can do more to increase plan sponsors’ funding flexibility during tough times.

Looking Ahead

As I said earlier, I think we can take real pride in the results we achieved in fiscal 2009. I’m grateful to our 7,700 associates around the world for their extraordinary focus and discipline this year and for their unwavering commitment to our clients.

That has been – and will continue to be – the cornerstone of our business. As always, it will guide us as we adapt to the new world of business, along with our clients.

In many ways, the Towers Watson combination is the logical next step in our long-term strategy. The merger markedly accelerates our progress, bringing together two great names with long, proud histories.

It’s a strategic move that exemplifies our new way of looking at things. I’m very optimistic about the potential for innovative ideas from our combined talent – new thinking for what has become an entirely new business world. The type of thinking that will raise the standards in our industry higher than they’ve ever been and will serve our clients in new and countless ways.

I look forward to our continued collaboration as we enter this exciting new phase.

Sincerely,

John J. Haley

Ideas for a New World

Our people are highly adaptable, innovative thinkers, working with our clients to navigate the shifting business landscape.

On the following pages, Watson Wyatt experts from around the world share their insights.

Rethinking Retirement

•      Balancing retirement risk between employer and employee

When defined contribution (DC) plan account balances plummeted last year, the volatility of plans for individuals near retirement was made all too clear. As many employers revisit their retirement design approach, there will be a greater need to balance the burden between employer and employee.

The world’s largest pension funds were not exempt from the economic crisis, though they did fare somewhat better than many other funds. Surprisingly, the rate of pension freezes in the United States has stayed fairly steady over the past two years; however, many employers in the United Kingdom have accelerated freezing or closing pension plans.

The problem remains that those companies that do freeze or close their plans don’t immediately eliminate the risk and cost volatility that comes with defined benefit (DB) plans. And as fewer workers remain covered by pension plans, a lack of retirement security creates issues related to workforce transitions and reduced productivity.

So what’s the best way forward? Somewhere in between DB and DC plans, we’ll most likely see the next generation of retirement plan designs emerge. The trend toward hybrid plans, combining the best features of DB and DC plans, is likely to continue. Employers like hybrid plans’ lower volatility. Employees like their portability and transparency. And they provide an effective way for both groups to share retirement risks and responsibilities.

ABOVE

David Speier (top)

Senior Retirement Consultant

Washington, DC

Fiona Matthews (bottom)

Senior Benefits Consultant

Manchester, England

The Upside of Risk

•      Four trends shaping a new investment landscape

1

The new investment landscape calls for a fresh assessment of how much risk is appropriate. Companies and funds will need to pay closer attention to balancing risks and returns. The financial crisis has caused a dramatic reawakening to what risk is and how it should be measured and managed. Going forward, investors will be looking to define and monitor the required level of risk premium through a risk budget.

2

The governance of pensions and other institutional assets will take on increasing importance, as complex investment products continue to proliferate. Some funds will opt to simplify; some will raise their game. And when they do, they’ll require the appropriate governance structure and resources to secure some of the more complex returns they’re seeking.

3

Regulation is returning, and we think it’s a move in the right direction. Certain behaviors should be curtailed, and faith in the system must be restored. But the question will be whether more regulation will be effective or unhelpful. Overly severe regulations could stifle growth.

4

Institutional investors will question whether extensive active management is necessary in light of their own governance. Upheaval in the industry makes now a good time to evaluate the sustainability of asset manager lineups and potentially renegotiate fees. For some or all of their assets, many investors will likely determine that passive management is more appropriate.

ABOVE

Carl Hess

Vice President and Global Director

Investment Consulting

New York

RIGHT Andrew Goldstein Co-Leader, Executive Compensation, North America Chicago

How Much Is Too Much?

•      Balancing risk and performance

Some experts say the financial crisis was caused in large part by executive compensation programs that encouraged excessive risk taking. We disagree, but applaud companies that are using this controversy as an opportunity to strengthen their compensation governance policies. Shareholders will be best served when pay for risk management is balanced with pay for performance, adjusting the scales to reflect current economic conditions and a company’s own situation.

But determining what does and doesn’t encourage risk taking is not always straightforward. Relying only on conventional wisdom could have unintended consequences. Our research shows that executive pay elements traditionally thought to increase risky behaviors — such as stock options — actually have the opposite effect and encourage executives to manage risk more wisely.

Looking at the Big Picture

ABOVE

Martin Pike

Global Director

Insurance and Financial Services

Reigate, England

“This year, risk management is top of mind for many of our clients. Some are also moving to a more centralized business model, bringing together risk management reviews with process reviews and the reassessment of existing financial models and software.”

Claire Farrelly, Senior Consultant Insurance and Financial Services Reigate, England

•      Financial risk management now and tomorrow

What happened: Before the downturn, insurance and financial services companies had been gradually enhancing their approach to capital management. But those with siloed business lines did not get a full picture of the risks the company was taking and how they combined in adverse circumstances. And some insurance companies relied heavily on financial models that hadn’t been adequately tested or weren’t fully understood, so they had a false sense of security.

What’s happening: Companies are focused on demonstrating financial strength to policyholders, regulators, rating agencies and investors. This often means taking dramatic steps to “de-risk” their balance sheets by selling off or closing down risky business units and product lines and adopting more defensive investment strategies. In addition, some firms are shoring up their balance sheets with new capital, enabling them to take advantage of new opportunities.

What’s next: Insurance and financial services companies must consistently define what good risk management is and identify the processes needed to get there. Solvency II in Europe and government regulations in the United States are attempting to do this, though in different ways. The right frameworks and models are necessary to help manage risk, but companies also should employ a healthy skepticism to understand the limitations and seek alternative approaches. Senior management must prioritize the risk agenda and ensure all lines of business are on the same page in terms of the amount of risk exposure they are willing to accept.

The New Multinational

ABOVE

Imran Qureshi

U.S. Central Division Leader

International Consulting

Chicago

ABOVE

Bob Charles

Vice President and Regional Manager, Asia-Pacific

Hong Kong

•                 Growing strength of emerging markets

Despite the global economic downturn, major Asian companies aiming to compete on the global stage with European and North American multinationals remain confident. Unlike their Western counterparts, many have continued to see growth, though admittedly at a slower pace. Nevertheless, this growth has sustained or even accelerated the decoupling from Western economies that had characterized Asia’s business environment earlier this decade.

The structure of these new multinationals can give them a real advantage over their more traditional competitors in today’s global marketplace. With programs and processes that are typically more flexible, they can harness talent and expertise from growing markets and react quickly and invest more freely in opportunities. This changing competitive landscape is pushing traditional Western-based multinationals to evolve in order to keep up.

Traditional multinationals will face the greatest challenges in expanding markets where competition for top talent is still strong. Managers need flexibility to manage and reward employees in light of local conditions. Corporate headquarters of Western-based multinationals must learn to accommodate these needs, while reinforcing a globally consistent mission, culture and values.

LEFT Jo Chow M&A Leader, Asia-Pacific Taipei

Assume Nothing

•                 The new M&A negotiables

Creativity and flexibility have become core principles of mergers and acquisitions. Deal time frames, negotiations, deal flow and deal structure are all being rethought and reanalyzed. This new way of looking at a deal inevitably extends to the decisions that affect employees most personally: benefits, rewards and human capital strategy.

Some “people elements” of M&A deals that formerly were considered non-negotiable are now in play. Not surprisingly, these focus mostly on delaying or avoiding significant costs. Pension plans and other major liabilities are increasingly staying with the acquired company. Employers are choosing to not immediately fold employees into a single pay plan. And organizations are rethinking relocations, as dual headquarters and satellite offices are becoming more and more common. Assume nothing; everything is up for negotiation.

“M&A work is one of the areas where stakes are at their highest for our clients. These projects require exceptional availability, intense negotiations and tight time constraints. We partner with our clients to help them find some certainty in a constantly moving environment.”

Simon Desrochers

Managing Consultant, Paris

The Right Help Wanted

•                  Aligning talent with a shifting business landscape

The workforce of today is not the workforce of yesterday – and it won’t be the workforce of tomorrow. The business landscape has undergone a metamorphosis, and the needs of the new business models require rethinking your current talent pool and how you reward, motivate and engage your employees. Whether focusing on new markets or refocusing on core offerings, companies that can adapt to changing business situations quickly will perform better. And they need workers who can adapt along with them.

The questions companies are asking are the same, but the answers are very different. How do you determine what your talent needs are? Attract, motivate and retain that talent? Reward and engage that talent? To find and keep the talent necessary for success in the emerging economy, organizations will need to address more diverse employee demographics and preferences. This will require specific, real-time knowledge of their work-force, allowing them to be more nimble and customize their programs to the audience.

•                 The good news:

Talent is available.

•                 The challenge:

You need to have the right talent.

ABOVE

Paul Platten

Vice President and Global Director

Human Capital Group

Boston

“Our clients understand the critical role talent management plays in their work-force and for their business. We are seeing more and more employers pull their unique programs together and consider everything in a cohesive, integrated way, with clear linkages to short- and long-term business strategies.”

Gail McKee, Managing Consultant, Seattle

Executive Officers and Directors

John J. Haley

President, Chief Executive Officer, Chairman of the Board and Director

Walter W. Bardenwerper

Vice President, General Counsel and Secretary

Robert J. Charles

Vice President and Regional Manager (Asia-Pacific)

David M.E. Dow

Vice President and Global Director of Technology and Administration Solutions Group

Carl A. Hess

Vice President and Global Practice Director of Investment Consulting

Robert J. McKee

Vice President and Global Director of Marketing

Kevin L. Meehan

Vice President and Regional Manager (North America)

Stephen E. Mele

Vice President and Chief Human Resources Officer

Roger F. Millay

Vice President and Chief Financial Officer

Peter E. Mills

Vice President and Regional Manager (Latin America)

Martin S. Pike

Vice President and Global Practice Director of Insurance and Financial Services

Paul E. Platten

Vice President and Global Director of Human Capital Group

Babloo Ramamurthy

Vice President and Regional Manager (Europe)

Gene H. Wickes

Vice President and Global Director

of Benefits Group

John J. Gabarro

Professor Emeritus, Harvard

Business School, and Director

R. Michael McCullough

Retired Chairman and CEO, Booz Allen & Hamilton, and Lead Director

Brendan R. O’Neill

Retired CEO, Imperial Chemical Industries PLC, and Director

Linda D. Rabbitt

Founder, Chairman and Chief Executive Officer, Rand Construction Corporation, and Director

Gilbert T. Ray

Retired Partner, O’Melveny & Myers LLP, and Director

John C. Wright

Retired Partner, Ernst & Young, and Director

Committees of the Board

AUDIT COMMITTEE

John C. Wright, Chair

John J. Gabarro

R. Michael McCullough

Gilbert T. Ray

COMPENSATION COMMITTEE

Gilbert T. Ray, Chair

John J. Gabarro

Brendan R. O’Neill

Linda D. Rabbitt

NOMINATING AND GOVERNANCE COMMITTEE

R. Michael McCullough, Chair

Brendan R. O’Neill

Linda D. Rabbitt

John C. Wright

RISK MANAGEMENT COMMITTEE

Paul Trickett, Chair

Yvonne Cox

R. Michael McCullough

Gilbert T. Ray

David M. Speier

John C. Wright

Corporate Information

DESCRIPTION OF COMMON STOCK

Watson Wyatt has class A common stock. Each share of class A common stock held is entitled to one vote on all matters submitted to a vote of stockholders. The class A common stock is freely transferable, except for certain shares held by approximately 20 employees who are parties to stock transfer agreements.

COMMON STOCK LISTING FOR CLASS A SHARES

New York Stock Exchange

NASDAQ

Trading Symbol: WW

COMMON STOCK PRICE

The price of Watson Wyatt’s class A common stock as of October 1, 2009, was $42.73 per share.

RANGES OF CLOSING PRICES IN FISCAL 2009 OF WATSON WYATT’S CLASS A COMMON STOCK:

	High	Low

First Quarter	$59.80	$48.45
Second Quarter	$48.23	$33.47
Third Quarter	$50.43	$42.81
Fourth Quarter	$53.36	$36.72

OTHER CERTIFICATIONS

In accordance with the rules of the New York Stock Exchange, the chief executive officer submitted the required annual certifications to the NYSE regarding the NYSE’s corporate governance listing standards. Watson Wyatt’s Form 10-K for its fiscal year that ended June 30, 2009, as filed with the U.S. Securities and Exchange Commission, includes the certifications of Watson Wyatt’s chief executive officer and chief financial officer required by section 302 of the Sarbanes-Oxley Act of 2002.

CORPORATE HEADQUARTERS

Watson Wyatt Worldwide, Inc.

901 N. Glebe Road

Arlington, VA 22203

USA

watsonwyatt.com

TRANSFER AGENT AND COMMON STOCK REGISTRAR

American Stock Transfer & Trust Company

59 Maiden Lane

New York, NY 10038

USA

INDEPENDENT AUDITORS

Deloitte & Touche LLP

1750 Tysons Boulevard

McLean, VA 22102

USA

SEC FORM 10-K

Shareholders may obtain, without charge, a copy of Form 10-K for the year that ended June 30, 2009, as filed with the Securities and Exchange Commission, by addressing a written request to:

Mary Malone

Investor Relations

Watson Wyatt Worldwide, Inc.

901 N. Glebe Road

Arlington, VA 22203

USA

Shareholders may also download a copy of Form 10-K by visiting watsonwyatt.com.

DIVIDEND POLICY

The declaration and payment of dividends by the company is at the discretion of our Board of Directors and depends on numerous factors, including, without limitation, our net earnings, financial condition, availability of capital, debt covenant limitations and other business needs, including those of our subsidiaries and affiliates. On May 14, 2004, the company’s Board of Directors approved the initiation of a quarterly cash dividend in the amount of $0.075 per share.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS*

Among Watson Wyatt Worldwide, Inc., the NYSE Composite Index and a Peer Group

The graph below depicts total cumulative stockholder returns on $100 invested on June 30, 2004, in (1) Watson Wyatt Worldwide, Inc., common stock; (2) the New York Stock Exchange Composite Index; and (3) an independently compiled, industry peer group index composed of the common stock of all publicly traded companies within the company’s standard industrial classification code (SIC) offering management consulting services. The graph assumes reinvestment of dividends.

The independently compiled, industry peer group index includes the following companies: Accenture Limited; Access Worldwide Communications Inc.; Bearingpoint Inc.; Brandpartners Group Inc.; Corporate Executive Board Company; Diamond Management & Technology Consultants; FTI Consulting Inc.; Hewitt Associates Inc.; Huron Consulting Group Inc.; LECG Corp.; The Management Network Group Inc.; Maximus Inc.; Navigant Consulting Inc.; The Hackett Group Inc. and Watson Wyatt Worldwide, Inc.  Deletions from this group include Caneum Inc.; Harris Interactive Inc.; Inventiv Health Inc. and Thomas Group Inc., because they are no longer in the company’s SIC.

FSC Logo

Designed by Addison www.addison.com

watsonwyatt.com

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, statements about the proposed business combination transaction involving Towers Perrin and Watson Wyatt and the anticipated senior credit facility.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Jupiter Saturn Holding Company on September 3, 2009 with the SEC and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the SEC.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued October 23, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.